Exhibit (a)(5)(B)

Dalliance Services Company Announces Extension of QIWI PLC Tender Offer

Nicosia, Cyprus – August 8, 2022 — Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”) and wholly owned by Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”) has extended the expiration date of its tender offer (the “Offer”) to purchase 10,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.50 per Share until 12:00 Midnight, New York City time, on August 26, 2022, unless further extended in accordance with the applicable rules and regulations of the SEC.

As of 6:00 PM, New York City time, on August 5, 2022, no shares of QIWI have been tendered pursuant to the Offer.

The tender offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Tender Offer Statement”) filed by Offeror and Sergey Solonin with the United States Securities and Exchange Commission on July 19, 2022, as amended or supplemented from time to time.

Additional Information and Where to Find it.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering, solicitation, or sale would be unlawful.

The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) filed by Dalliance Services Company and Sergey Solonin with the SEC on July 19, 2022, as amended or supplemented from time to time. Holders of Shares and Shares represented by ADSs are urged to read these documents carefully (as each may be amended or supplemented from time to time) because they contain important information that holders of Shares and Shares represented by ADSs should consider before making any decision regarding tendering their Shares and Shares represented by ADSs. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, will be made available to all holders of Shares at no expense to them. The tender offer materials will be made available for free at the SEC’s website at www.sec.gov.

For more information, contact:

Alliance Advisors, LLC

(877) 587-1963

QIWI@allianceadvisors.com